SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

COMMONCACHE, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

CUSIP No. 202680104

  (CUSIP Number)

Bernard Touret
c/o Global Roaming Distribution
18851 NE 29th Avenue, 7th
Aventura, FL 33180

  (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

September 28, 2007

  (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 4 Pages)

CUSIP No. 202680104	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Bernard Touret
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

France
7	SOLE VOTING POWER

8,965,800
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	8,965,800
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,965,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%
14	TYPE OF REPORTING PERSON

IN

Page 3 of 4 Pages

Item 1. Security and Issuer
This statement relates to the common stock $0.001 par value, of Commoncache, Inc., a Florida Corporation (the "Issuer"). The principal offices of the Issuer are located at 18851 NE 29th Avenue, 7th Floor, Aventura, FL 33180.

Item 2. Identity and Background.

 (a)-(c),  (f).  This statement is being filed Bernard Touret (“TOURET”).

Touret, whose business address is c/o Commoncache, Inc., 18851 NE 29th Avenue, 7th Floor, Aventura, FL 33180, is Vice President and Director of Commoncache, Inc.  Touret is a citizen of the France.

(d) and (e).  During the last five  years,  Touret  has not been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors)  or  been  a  party  to  a  civil  proceeding  of  a  judicial  or administrative body of competent  jurisdiction in which the Touret was or is the  subject  to a  judgment,  decree  or  final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Touret acquired 8,965,800 shares of common stock of the Issuer (the "Shares") pursuant to a Share Exchange Agrement entered into and closed with Freecom, LLC, a Florida limited liability company (“FreeComLLC”), and each of FreeComLLC’s holders of membership interests (the “FreeComLLC Interestholders”), of which Touret was an 24.23% holder.  Touret acquired the Shares in exchange for Touret’s ownership interest in FreeComLLC.

Item 4. Purpose of Transaction.

The shares acquired by the Touret were issued for the purpose of acquiring an interest in the Issuer.  Touret does not have any present plan or proposal as a stockholder which relates to, or would result in any action  with  respect to, the matters listed in  paragraphs  (a) through (j) of Item 4 of Schedule 13D. In the future, Touret may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) Touret was issued 8,965,800 shares of common stock of the Issuer, which represents 21.8% of the issued and outstanding shares of the Issuer.

(b) Touret has the sole power to vote or dispose of 8,965,800 shares of common stock of the Issuer

(c) Other than the acquisition of the shares reported herein, Touret has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than Touret has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Touret does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

Page 4 of 4 Pages

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Bernard Touret

October 12, 2007	By:	/s/ Bernard Touret
Name: Bernard Touret